UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (AMENDMENT NO.3)*

                         NOVA MEASURING INSTRUMENTS LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    M7516K103
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                SARIT HECHT, ADV.
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                        3 AZRIELI CENTER, TRIANGLE TOWER
                                 TEL AVIV, 67023
                               TEL: 972-3-6075794
                                     ISRAEL

--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                FEBRUARY 28, 2007
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Clal Electronics Industries Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------


                               Page 2 of 29 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------


                               Page 3 of 29 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] **
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

** Does not include 300 Ordinary Shares (the "CIEH Shares") held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. The Reporting Person disclaims beneficial ownership of the CIEH Shares.


                               Page 4 of 29 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] **
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.


                               Page 5 of 29 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] **
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.


                               Page 6 of 29 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Shelly Dankner-Bergman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] **
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.


                               Page 7 of 29 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] **
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.


                               Page 8 of 29 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            4,138,342**
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,138,342**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,138,342**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] **
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.43%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.


                               Page 9 of 29 pages

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (as amended from time to time, the "Statement") in respect of the Ordinary Shares, par value New Israeli Shekel 0.01 per share, ("Ordinary Shares"), of Nova Measuring Instruments Ltd. (the "Issuer"), previously filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons (as defined in the Statement), the last amendment of which was filed with the SEC on December 18, 2003.

     Unless otherwise defined in this Amendment No. 3, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a), (b) and (c): The Reporting Persons.

The following are the names of the reporting persons (the "Reporting Persons"), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

     (1) Clal Electronics Industries Ltd., ("Clal Electronics") an Israeli private corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Electronics is a holding company, the activities of which consist of establishment, acquisition and development of companies in the high technology industry, particularly in the electronics area. Clal Electronics owns directly Ordinary Shares of the Issuer.

     (2) Clal Industries and Investments Ltd. is an Israeli public company ("Clal Industries"), with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange.

     (3) IDB Development Corporation Ltd. is an Israeli public company ("IDB Development"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development is an investment company, which, through subsidiaries, invests in companies engaged in various sectors of the Israeli economy. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange.

     IDB Development owns the majority of the outstanding shares of, and controls, Clal Industries. By reason of IDB Development's control of Clal Industries, IDB Development may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by Clal Industries.


                              Page 10 of 29 pages

     (4) IDB Holding Corporation Ltd. is an Israeli public company ("IDB Holding"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is an investment company that, through subsidiaries, invests in companies engaged in various sectors of the Israeli economy. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange.

          IDB Holding owns the majority of the outstanding shares of, and controls, IDB Development. By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Development.

The following persons may, by reason of their interest in and relationships among them with respect to IDB Holding, be deemed to control IDB Holding

     (5) Mr. Nochi Dankner, whose address is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development and Clal Industries; director of companies.

     (6) Mrs. Shelly Bergman, whose address is 9, Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv, Israel. Her present principal occupation is director of companies.

     (7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savion, Israel. Her present principal occupation is director of companies.

     (8) Mr. Avraham Livnat, whose address is 1 Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

     Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman control Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. Ganden Holdings owns, as of September 6, 2007, approximately 50% of the outstanding shares of IDB Holding (of which, approximately 12.31% of the outstanding shares of IDB Holding are held directly and approximately 37.7% of the outstanding shares of IDB Holding are held through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings). In addition, Shelly Bergman holds, through a wholly owned company, approximately 4.2% of the outstanding shares of IDB Holding.

     Nochi Dankner and Shelly Bergman entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of Ganden Holdings, and first refusal and tag along rights available to each one of them in connection with sales of shares of Ganden Holdings owned by the other. Nochi Dankner is the Chairman of the Boards of Directors of IDB Holding and IDB Development.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company which owns, as of September 6, 2007, approximately 11.7% of the outstanding shares of IDB Holding (of which, approximately 1.3% are held directly and approximately 10.4% of the outstanding shares of IDB Holding are held through Manor Investments - IDB Ltd. ("Manor"), a private Israeli company which is controlled by Manor Holdings). Manor also holds directly approximately 0.3% of the outstanding shares of IDB Development. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding and IDB Development.


                              Page 11 of 29 pages

     Avraham Livnat controls Avraham Livnat Ltd., a private Israeli company, which owns, as of September 6, 2007, approximately 11.7% of the outstanding shares of IDB Holding (of which, approximately 1.35% are held directly and approximately 10.37% of the outstanding shares of IDB Holding are held through Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company, which is a wholly owned subsidiary of Avraham Livnat Ltd.). Zvi Livnat, a son of Avraham Livnat, is a director of IDB Holding and IDB Development and Shay Livnat, a son of Avraham Livnat, is a director of IDB Development.

     Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 19, 2003 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding (Ganden - 31.02%; Manor - 10.34%; Livant - 10.34%), for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. Any holdings of said entities in IDB Holding in excess of said 51.7% of the issued share capital and voting rights of IDB Holding (as well as the direct holdings of Ganden Holdings, Manor Holdings, Avraham Livnat Ltd. and Shelly Bergman's wholly owned company in IDB Holding) are not subject to IDB Shareholders Agreement. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholders of IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003.

     By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Holding.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Electronics, Clal Industries, IDB Development and IDB Holding are set forth in EXHIBITS 1 THROUGH 4 attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 through 4 to this Statement, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 through 4 to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Page 12 of 29 pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented as follows: The acquisition of Shares reported in this Statement was funded out of working capital of Clal [Industries].

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented as follows:

The acquisition of Shares reported in this Statement was for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statements is hereby amended and restated in its entirety as follows:

The Issuer has advised the Reporting Persons that there were 19,312,568 Ordinary Shares outstanding on September 30, 2007. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a), (b) As of November 29, 2007:

     Clal Industries and Clal Electronics beneficially own, and may be deemed to share the power to vote and dispose of, 4,138,342 Shares, constituting approximately 21.43% of the outstanding Ordinary Shares of the Issuer.

     IDB Development may be deemed the beneficial owner of, and to share the power to vote and dispose of the 4,138,342 Shares held by Clal Industries, constituting, in the aggregate, approximately 21.43% of the outstanding Shares of the Issuer. IDB Development disclaims beneficial ownership of all of the 4,138,342 Shares reported in this Statement.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to be the beneficial owners of, and to share the power to vote and dispose of the 4,138,342 Shares beneficially owned by IDB Development, constituting approximately 21.43% of the outstanding Shares of the Issuer. IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of such shares.

     Based on information furnished to the Reporting Persons, the Reporting Persons are not aware of any executive officer or director named in Exhibit 1 through 4 to the Statement, beneficially owning any Shares.

     (c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 3 to this Statement, purchased or sold any Ordinary Shares in the sixty days preceding November 29, 2007, except as set forth below:

     Clal Industries made the following purchases of Shares, all of which were made in open market transactions on the NASDAQ:


                              Page 13 of 29 pages

Date                    Amount of Ordinary Shares         Price Per Share (US $)
----                    -------------------------         ----------------------
February 28, 2007               1,162,951                          2.58
November 29, 2007                 151,807                          2.45

     (d) Not applicable.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

-------------- -----------------------------------------------------------------
Exhibit #         Description
-------------- -----------------------------------------------------------------
Exhibits 1-4   Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal
               Electronics Industries Ltd. (2) Clal Industries, (3) IDB
               Development and (4) IDB Holding.
-------------- -----------------------------------------------------------------
Exhibit 5      Joint Filing Agreement between Clal Industries and Clal
               Electronics Industries Ltd. authorizing Clal Industries to file this Schedule 13D and any amendments hereto
-------------- -----------------------------------------------------------------
Exhibit 6      Joint Filing Agreement between Clal Industries and IDB
               Development authorizing Clal Industries to file this Schedule 13D and any amendments hereto
-------------- -----------------------------------------------------------------
Exhibit 7      Joint Filing Agreement between Clal Industries and IDB Holding authorizing Clal Industries to file this Schedule 13D and any amendments hereto
-------------- -----------------------------------------------------------------
Exhibit 8      Joint Filing Agreement between Clal Industries and Mr. Dankner authorizing Clal Industries to file this Schedule 13D and any amendments hereto
-------------- -----------------------------------------------------------------
Exhibit 9      Joint Filing Agreement between Clal Industries and Mrs. Bergman authorizing Clal Industries to file this Schedule 13D and any amendments hereto
-------------- -----------------------------------------------------------------
Exhibit 10     Joint Filing Agreement between Clal Industries and Mrs. Manor authorizing Clal Industries to file this Schedule 13D and any amendments hereto
-------------- -----------------------------------------------------------------
Exhibit 11     Joint Filing Agreement between Clal Industries and Mr. Livnat authorizing Clal Industries to file this Schedule 13D and any amendments hereto
-------------- -----------------------------------------------------------------


                              Page 14 of 29 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2007

          CLAL ELECTRONIC INDUSTRIES Ltd
          CLAL INDUSTRIES AND INVESTMENTS LTD.
          IDB DEVELOPMENT CORPORATION LTD.
          IDB HOLDING CORPORATION LTD.
          NOCHI DANKNER
          SHELLY DANKNER-BERGMAN
          AVRAHAM LIVNAT
          RUTH MANOR

          By: Clal Industries and Investments Ltd.

               By: /s/ Yehuda Ben Ezra, /s/ Boaz Simons
                    Yehuda Ben Ezra, and Boaz Simons authorized signatories of Clal Industries and Investments Ltd. for itself and on behalf of IDB Holding Corporation Ltd, IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibits 5-11 to this Schedule 13D.


                              Page 15 of 29 pages

                                                                       Exhibit 1

                       Executive Officers and Directors of
                        CLAL ELECTRONICS INDUSTRIES LTD.
                            (as of November 29, 2007)

Name and Address                     Position                         Principal Occupation
----------------                     --------                         --------------------
Avi Fischer                          Director                         Director and Co-Chief Executive
3 Azrieli Center,                                                     Officer of Clal Industries
Triangular Tower,
Tel Aviv, Israel

Yehuda Ben Ezra                      Director and Comptroller        Comptroller of Clal Industries
3 Azrieli Center,
Triangular Tower,
Tel Aviv, Israel

Gonen Bieber *                       Director and Finance Manager    Finance Manager of Clal Industries(1)
3 Azrieli Center,
Triangular Tower,
Tel Aviv, Israel

Nitsa Einan                          General Counsel                 General Counsel of Clal Industreis
3 Azrieli Center,
Triangular Tower,
Tel Aviv, Israel

*    Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

          Based upon information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                              Page 16 of 29 pages

                                                                       Exhibit 2

                       Executive Officers and Directors of
                      Clal Industries and Investments Ltd.
                            (as of November 29, 2007)
       Citizenship is same as country of address, unless otherwise noted.

Name & Address                                Position                          Current Principal Occupation
----------------                              --------                          ----------------------------
Nochi Dankner                                 Chairman of the Board of          Chairman and Chief Executive Officer of IDB
3 Azrieli Center, the Triangular Tower 44th   Directors and Co-Chief            Holdings; Chairman of IDB Development Clal
floor, Tel Aviv 67023, Israel                 Executive.                        Industries and Investments Ltd and  DIC;
                                                                                director of Companies.

Avi Fischer                                   Director                          Executive Vice President of IDB Holdings;
3 Azrieli Center, the Triangular Tower 45th                                     Deputy  Chairman of IDB Development;
floor, Tel Aviv 67023, Israel                                                   Co-Chief Executive Officer of Clal
                                                                                Industries and Investments Ltd.

Refael Bisker                                 Director                          Chairman of Property and Building
3 Azrieli Center, the Triangular Tower 44th                                     Corporation Ltd.
floor, Tel Aviv 67023, Israel

*Marc Schimmel                                Director                          Director of UKI Investments
54-56 Euston St., London NW1  U.K.

Yecheskel Dovrat                              Director                          Economic consultant and director of
1 Nachshon St., Ramat Hasharon, Israel.                                         companies.

Eliahu Cohen                                  Director                          Chief Executive Officer of IDB Development.
3 Azrieli Center, the Triangular Tower 44th
floor, Tel Aviv 67023, Israel

Shay Livnat                                   Director                          President of Zoe Holdings Ltd.
31st HaLechi St., Bnei Brak 51200, Israel

David Leviatan                                Director                          Director of Companies.
18 Mendele St., Herzeliya, Israel

Alicia Rotbard                                External Director                 Chief Executive Officer of Doors
6 Rosenblum St.                                                                 Information Systems Inc.
#6101 Sea&Sun, Tel Aviv, Israel

Nachum Langental                              External Director                 Director of companies
3 Jabotinski St., Ramat Gan, Israel

**Isaac Manor                                 Director                          Chairman of companies in the motor vehicle
26 Hagderot St., Savion                                                         sector of the David Lubinski Ltd. Group.

**Dori Manor                                  Director                          Chairman of companies in the motor vehicle
18 Hareches St., Savion                                                         sector of the David Lubinski Ltd. Group.


                              Page 17 of 29 pages

Adiel Rosenfeld,                              Director                          Representative in Israel of Aktiva group.
42 Ha'Alon St., Timrat
23840, Israel

Zvi Livnat,                                   Co - Chief Executive              Co - Chief Executive of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel


Nitsa Einan,                                  Vice President and General        General Counsel of Clal Indistries and
3 Azrieli Center, the Triangular Tower 45th   Counsel.                          Investments Ltd.
floor, Tel Aviv 67023, Israel


Yehuda Ben Ezra                               Comptroller.                      Comptroller of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Gonen Bieber,***                              Vice President and Financial      Financial Manager of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th   Manager.                          Investments Ltd.
floor, Tel Aviv 67023, Israel


Guy Rosen,                                    Vice President                    Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Boaz Simons,                                  Vice President                    Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Ilan Amit,                                    Internal Auditor                  Internal Auditor of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

*    British Citizenship

**   Israeli and French Citizenship

***  Dual Citizenship of Israel and the Republic of Germany.


                              Page 18 of 29 pages

                                                                        Exibit 3

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of November 29, 2007)


     Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
----------------                                --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    IDB Holding; Chairman of IDB
floor, Tel-Aviv 67023, Israel                                         Development, DIC and Clal Industries and
                                                                      Investments Ltd.; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                   Directors             Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                   Directors             Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building
3 Azrieli Center, The Triangular Tower, 44th                          Corporation Ltd.; Chairman of Super-sol
floor, Tel-Aviv 67023, Israel                                         Ltd.

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower 44th     Executive Officer     Development.
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor
26 Hagderot Street, Savion 56526, Israel                              vehicle sector of the David Lubinski
                                                                      Ltd. group.


                              Page 19 of 29 pages

Dori Manor (*)                                  Director              Chief Executive Officer of companies in
18 Hareches Street, Savion 56538, Israel                              the motor vehicle sector of the David
                                                                      Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Dr. Yoram Margalioth                            External Director     Senior lecturer (expert on tax laws) at
16 Ha'efroni Street, Raanana 43724, Israel                            the Faculty of Law in the Tel Aviv
                                                                      University.

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice President        Development; Chief Executive Officer of
floor, Tel-Aviv 67023, Israel                                         IDB Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Financial Officer of IDB Development;
floor, Tel-Aviv 67023, Israel                   Financial Officer     Chief Financial Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Development; Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and    Vice President and Corporate Secretary
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   of IDB Development; Corporate Secretary
floor, Tel-Aviv 67023, Israel                                         of IDB Holding.

(*)  Dual citizen of Israel and France.


                              Page 20 of 29 pages

                                                                       Exhibit 4

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of November 29 2007)

     Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
----------------                                --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    IDB Holding; Chairman of IDB
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Development, DIC and Clal Industries and
                                                Officer               Investments Ltd.; Director of companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor
26 Hagderot Street, Savion 56526, Israel        the Board of          vehicle sector of the David Lubinski
                                                Directors             Ltd. group.

Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Chairman of Clal
14 Betzalel Street,                             the Board of          Tourism Ltd.; Deputy Chairman of
Jerusalem 94591,Israel                          Directors             Gazit-Globe Israel (Development) Ltd.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chief Executive Officer of
floor, Tel-Aviv 67023, Israel                                         IDB Investments (U.K.) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building
3 Azrieli Center, The Triangular Tower, 44th                          Corporation Ltd.; Chairman of Super-sol
floor, Tel-Aviv 67023, Israel                                         Ltd.

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham
Taavura Junction, Ramle 72102, Israel                                 Livnat Ltd.

Eliahu Cohen                                    Director              Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development.
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in
18 Hareches Street, Savion 56538, Israel                              the motor vehicle sector of the David
                                                                      Lubinski Ltd. group.


                              Page 21 of 29 pages

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Manager of a company involved in the
12 Ha-rofe Street,                                                    real estate business
Haifa 34366, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                   President             Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower, 45th    President             Deputy Chairman of IDB Development;
floor, Tel-Aviv 67023, Israel                                         Co-Chief Executive Officer of Clal
                                                                      Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower, 44th    Officer               Executive Vice President and Chief
floor, Tel-Aviv 67023, Israel                                         Financial Officer of IDB Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice
3 Azrieli Center, The Triangular Tower, 44th                          President and Comptroller of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

(*)  Dual citizen of Israel and France.


                              Page 22 of 29 pages

                                                                       Exhibit 5

                                                               December 10, 2007

Clal Industries and Investments Ltd.
The Triangle Tower, 45th floor
3 Azrieli Center,
Tel Aviv, 67023
Israel

Gentlemen:

     Pursuant to rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Nova Measuring Instruments Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.


                                            Very truly yours,

                                            Clal Electronics Industries Ltd.

                                            By: /s/ Boaz Simons, /s/ Guy Rosen
                                            ----------------------------------

Agreed: Clal Industries and Investments Ltd.

        By: /s/ Boaz Simons, /s/ Guy Rosen
        ----------------------------------


                              Page 23 of 29 pages

                                                                       Exhibit 6

                                                                   June 19, 2006

Clal Industries and Investments Ltd.
The Triangle Tower, 45th floor
3 Azrieli Center,
Tel Aviv, 67023
Israel

Gentlemen:

     Pursuant to rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Nova Measuring Instruments Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                            Very truly yours,

                                            IDB Holding Corporation Ltd..

                                            By: /s/ Eyal Solganik, /s/ Eli Cohen
                                            ------------------------------------

Agreed: Clal Industries and Investments Ltd.

        By: /s/ Gonen Bieber, /s/ Gil Milner
        ------------------------------------


                              Page 24 of 29 pages

                                                                       Exhibit 7

                                                                    June 19,2006

Clal Industries and Investments Ltd.
The Triangle Tower, 45th floor
3 Azrieli Center,
Tel Aviv, 67023
Israel

Gentlemen:

     Pursuant to rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Nova Measuring Instruments Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                            Very truly yours,
                                            /s/ Eyal Solganik, /s/ Eli Cohen
                                            IDB Development Corporation Ltd.

Agreed: Clal Industries and Investments Ltd.

        By: /s/ Gonen Bieber, /s/ Gil Milner
        ------------------------------------


                              Page 25 of 29 pages

                                                                       Exhibit 8

                                                                    June 19,2006

Clal Industries and Investments Ltd.
The Triangle Tower, 45th floor
3 Azrieli Center,
Tel Aviv, 67023
Israel

Gentlemen:

     Pursuant to rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Nova Measuring Instruments Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                            Very truly yours,
                                            /s/ Nochi Dankner

Agreed: Clal Industries and Investments Ltd.

        By: /s/ Gonen Bieber, /s/ Gil Milner
        ------------------------------------


                              Page 26 of 29 pages

                                                                       Exhibit 9

                                                                    June 19,2006

Clal Industries and Investments Ltd.
The Triangle Tower, 45th floor
3 Azrieli Center,
Tel Aviv, 67023
Israel

Gentlemen:

     Pursuant to rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Nova Measuring Instruments Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                            Very truly yours,
                                            /s/ Shelly Bergman

Agreed: Clal Industries and Investments Ltd.

        By: /s/ Gonen Bieber, /s/ Gil Milner
        ------------------------------------


                              Page 27 of 29 pages

                                                                      Exhibit 10

                                                                    June 19,2006

Clal Industries and Investments Ltd.
The Triangle Tower, 45th floor
3 Azrieli Center,
Tel Aviv, 67023
Israel

Gentlemen:

     Pursuant to rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Nova Measuring Instruments Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                            Very truly yours,
                                            /s/ Avraham Livnat

Agreed: Clal Industries and Investments Ltd.

        By: /s/ Gonen Bieber, /s/ Gil Milner
        ------------------------------------


                              Page 28 of 29 pages

                                                                      Exhibit 11

                                                                    June 19,2006

Clal Industries and Investments Ltd.
The Triangle Tower, 45th floor
3 Azrieli Center,
Tel Aviv, 67023
Israel

Gentlemen:

     Pursuant to rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of Nova Measuring Instruments Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                            Very truly yours,
                                            /s/ Ruth Manor

Agreed: Clal Industries and Investments Ltd.

        By: /s/ Gonen Bieber, /s/ Gil Milner
        ------------------------------------


                              Page 29 of 29 pages